UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       January 2005

              File No:  0-49917

Nevada Geothermal Power Inc.

(Name of Registrant)

Suite 900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive offices)

1.

Certificate of Interim Filings for period ended March 31, 2005 - CEO

2.

Certificate of Interim Filings for period ended March 31, 2005- CFO

3.

Consolidated Financial Statements (Unaudited) for the period ended March 31, 2005

4.

Management Discussion and Analysis for the period ended March 31, 2005

5.

News Release dated May 9, 2005

6.

News Release dated March 29, 2005

7.

News Release dated March 23, 2005

8.

Material Change Report dated March 22, 2005

9.

Certificate of Interim Filings for period ended December 31, 2004 - CEO

10.

Certificate of Interim Filings for the period ended December 31, 2004- CFO

11.

Consolidated Financial Statements (Unaudited) for the period ended December 31, 2004

12.

Management Discussion and Analysis for the period ended December 31, 2004

13.

News Release dated January 19, 2005

14.

News Release dated January 13, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  July 5, 2005                            Signed:   /s/  Brian Fairbank

                                                                                    Brian Fairbank,

                                                                                    President and CEO

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.    I have reviewed the interim filings (as this term is defined in Multilateral Instrument

       52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of

       Nevada Geothermal Power Inc., (the issuer) for the interim period ending March

       31, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

”Brian Fairbank”

Brian Fairbank

CEO

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Jack Milligan, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.

 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevada Geothermal Power Inc., (the issuer) for the interim period ending March 31, 2005;

2.

 Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

 Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 27, 2005

_”Jack Milligan” Jack Milligan

CFO

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended March 31, 2005

(Unaudited – Prepared by Management)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2005	2004
ASSETS
Current Cash	$ 2,323,235	$ 984,429
Accounts receivable and GST recoverable	55,118	337,788
Prepaid expenses	20,243	28,470
	2,398,596	1,350,687
Resource property costs (Note 3)	3,661,092	2,642,067
Investment (Note 4)	101,305	-
Equipment (Note 5)	9,935	11,018
	$ 6,170,928	$ 4,003,772
LIABILITIES Current Accounts payable	$ 142,006	$ 404,766
SHAREHOLDERS’ EQUITY Share Capital (Note 6)	10,541,800	7,474,528
Contributed Surplus (Note 7)	415,465	351,272
Deficit	(4,928,343)	(4,226,794)
	6,028,922	3,599,006
	$ 6,170,928	$ 4,003,772

Approved by the Directors:

“Brian D. Fairbank”                                               “Jack W. Milligan”

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Month Period Ended March 31		Nine Month Period Ended March 31
	2005	2004	2005	2004
EXPENSES Administration fees	$ 18,620	$ 14,892	$ 53,238	$ 49,803
Amortization	843	607	2,357	1,821
Bank charges and interest	132	3,185	475	3,436
Consulting fees	61,290	8,331	94,592	45,948
Foreign exchange loss	12,264	1,895	8,969	(2,928)
Investor relations & shareholder information	113,981	25,576	248,800	59,625
Legal and accounting	41,099	13,699	75,187	38,636
Office and miscellaneous	7,716	4,689	22,738	15,026

Site investigation	8,430	537	8,700	537
Regulatory and transfer agent	19,930	8,425	42,077	18,834
Rent and telephone	8,077	5,381	21,977	15,781

Stock based compensation	37,321	80,602	84,794	148,354
Travel and business development	18,430	5,208	48,470	30,554
	348,133	173,027	712,374	425,427
OTHER INCOME Interest income	(2,723)	(20)	(10,825)	(72)
Gain on disposal of shares	—	—	—	(6,000)
	(2,723)	(20)	(10,825)	(6,072)
Loss for the period	$ 345,410	$ 173,007	$ 701,549	$ 419,355
Deficit, beginning of period	4,582,933	3,680,296	4,226,794	3,433,948
Deficit, end of period	$ 4,928,343	$ 3,853,303	$ 4,928,343	$ 3,853,303
Loss per share	$ 0.01	$ 0.01	$ 0.03	$ 0.03
Weighted Average Number of Shares Outstanding	24,796,585	17,317,950	23,888,007	16,414,343

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

  Three Month Period Ended               Nine Month Period Ended

                                              March 31                                          March 31

                                                               2005                  2004                   2005                      2004

CASH FLOWS OPERATING ACTIVITIES

Loss for the period	$ (345,410)	$ (173,007)	$ (701,549)	$ (419,355)
Items not affecting cash:
Stock-based compensation	37,321	80,602	84,794	148,354
Amortization	843	607	2,357	1,821
	(307,246)	(91,798)	(614,398)	(269,180)
Changes in non-working capital items:
Accounts receivable (Increase)
decrease in amount receivable	(49,720)	(193,885)	282,670	(196,105)
Prepaid expenses	(2,125)	-	8,227	-
Accounts payable	(94,451)	263,709	(262,760)	224,688
Net cash used in operating activities	(453,542)	(21,974)	(586,261)	(240,597)

CASH FLOWS FROM INVESTING ACTIVITIES

Mineral property costs	(123,422)	(32,517)	(1,120,330)	975,929)
Capital Assets	-	-	(1,274)	(3,233)
Net cash (used) received from investing activities	(123,422)	(32,517)	(1,120,330)	(75,929)

CASH FLOWS FROM FINANCING ACTIVITIES

Shares issued for cash, net	2,065,454	1,418,785	3,046,671	1,687,012
Net cash provided by financing activities	2,065,454	1,418,785	3,046,671	1,687,012
Change in cash and equivalents during the period	1,488,490	1,364,294	1,338,806	1,367,253
Cash and equivalents, beginning of period	$834,745	$15,714	$984,429	$12,755
Cash and equivalents, end of period	$ 2,323,235	$1,380,008	$2,323,235	$1,380,008

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its geothermal properties and has not yet determined whether these properties contain economically recoverable reserves. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable geothermal reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production from power sale contracts.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As at March 31, 2005, the Company has a working capital of $2,256,590 and has incurred losses totalling $4,928,343.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corp, incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

b)

Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-ofinterest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven reserves of minerals and geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.

d)

Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e)

Equipment

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment

30%

Office equipment

20%

f)

Stock Based Compensation

In September 2003, the CICA issued an amendment to Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in their fiscal year ended June 30, 2004 on a prospective basis in accordance with the early adoption provisions of the standard. According to the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options granted on or after July 1, 2003.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

h)

Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the period ended March 31, 2005 as the effect of potentially issuable common shares is anti-dilutive.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

j)

Foreign Currency Translation

The financial statements of the 100% owned U.S. Subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

3.

RESOURCE PROPERTY COSTS

The acquisition and exploration costs of the Company’s mineral properties are as follows:

	March 31
	2005	2004
Pogo Area Project – Alaska	$ -	$ 101,305
Blue Mountain Geothermal Project – Nevada	3,571,430	2,222,064
Pumpernickel Valley Geothermal Project – Nevada	39,311	22,409
Black Warrior Peak Geothermal Project – Nevada	50,351	-
	$ 3,661,092	$ 2,345,778

a)

Pogo Area Project

During the period ended March 31, 2005, the Company sold Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company which holds the claims for the Gobi/Portal and Mojave properties, to Running Fox Resource Corp. (“RUN”). The Company received 450,000 shares of RUN with resale restrictions. Management decided due to the illiquid trading volume of RUN and the resale restrictions to value the shares received equal to the book value of the Gobi/Portal and Mojave costs incurred to date. The following costs have been incurred by the Company on the Pogo Area project:

	March 31
	2005	2004
Acquisition Issue of shares	$ -	$ -
Deferred exploration Property leases, permits and regulatory	-	-
Geological and geophysical	-	7,547
Costs incurred during the period	-	7,547
Proceeds from sale	(101,305)	-
Balance, beginning of period	101,305	93,758
Balance, end of period	$ -	$ 101,305

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

3. RESOURCE PROPERTY COSTS (Continued)

b)

Blue Mountain Geothermal Project, Nevada, U.S.A.

By an agreement dated December 13, 2002, the Company acquired 100% of the issued capital of Blue Mountain Power Company Inc. (“Blue Mountain”), a company with two common directors, by the issue of 5,500,000 common shares of the Company. The acquisition closed on July 30, 2003.

Blue Mountain (incorporated in British Columbia) owns 100% of the issued capital of Noramex Inc. (incorporated in Nevada, USA). Noramex holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the eleven square miles of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

b)

Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)

The components of the purchase price and allocation are as follows: Purchase price
5,500,000 shares issued	$ 1,705,000
100,000 shares transferred (Note 4)	31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project	383,567
$ 2,119,567
Allocation of purchase price Current assets	$ 840
Resource properties	2,175,489
Capital assets	437
Current liabilities	(57,199)
$ 2,119,567

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

The following costs have been incurred on the project (Nine Months):

	March 31,
	2005	2004

Acquisition
Issue and transfer of shares	$ -	$ 2,176,091
Option payment	-	-
Property leases, permits and regulatory	22,037	-
	22,037	2,176,091

Deferred exploration
Assaying	17,614	14,171
Geological and geophysical	473,732	31,802
Drilling and well tests	549,850	-
Road maintenance	92,189	-
Camp and field supplies	98,980	-
U.S. Department of Energy grant	(188,098)	-

Costs incurred during the period	1,066,304	45,973
Balance, beginning of period	2,505,126	-

Balance, end of period	$ 3,571,430	$ 2,222,064

c.

PumperNickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

• 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

·5% of the gross proceeds of a sale of any substances in an arm’s length transaction

·2% of the gross proceeds from the sale of or manufacture there-from of bi-products,

·10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)

 ·Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

In addition, Noramex Corp., a wholly owned US subsidiary company of the Company, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$692,272 of the total budget of US$740,340. ISI will cover Noramex s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work. Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

The following costs have been incurred on the project:

	March 31
	2005	2004
Acquisition Lease payments	$ 7,888	$ 11,415

Inovision Solutions payment	(10,000)	—

Deferred exploration Camp and field supplies	706	—
Geological and geophysical	85,610	10,994

U.S. Department of Energy grant	(64,446)	—

Inovision Solutions funding	(16,083))	—

Costs incurred during the period	3,675	10,994

Balance, beginning of period	35,636	—

Balance, end of period	$ 39,311 39,33	$ 22,409

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2005

3.

RESOURCE PROPERTY COSTS (Continued)

d)

Black Warrior Peak, Nevada, U.S.A.

The Company initiated field investigations at the Black Warrior project during the quarter and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

The following costs have been incurred on the project:

	March 31
	2004	2003

Acquisition
Lease payments	$ 12,777	$ -

Deferred exploration
Camp costs and field supplies	2,823	-
Geological and geophysical	34,751	-

Costs incurred during the period	50,351	-
Balance, beginning of period	-	-

Balance, end of period	$ 50,351	$ -

4.  INVESTMENT

	March 31
	2004	2003
450,000 shares in Running Fox Resource Corp., at cost	$ 101,305	$ -

During the period the Company sold Blue Desert Mining (US) Inc. to Running Fox Resource Corp., in return the Company received 450,000 shares Running Fox with resale restrictions. The value of the Running Fox shares were $130,500 as at March 31, 2005.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

1.

EQUIPMENT

	March 31, 2005	June 30, 2004
Computer equipment	$ 23,861	$ 22,969
Office equipment	10,701	10,319
	34,562	33,288
Accumulated depreciation	24,627	22,270
Net book value	$ 9,935	$ 11,018

2.

SHARE CAPITAL

a) Authorized:

100,000,000 common shares - no par value

 25,000,000 first preferred shares - no par value

 25,000,000 second preferred shares - no par value

b)  Common Shares Issued:

	SHARES	AMOUNT
Balance, June 30, 2004	22,189,084	$ 7,474,528
For cash Private placement, net of financing costs	5,000,000	2,728,898
Options exercised	100,000	29,000
Warrants exercised	663,845	288,772
Options exercised – stock option valuation	-	20,602
Balance, March 31, 2005	$ 27,952,929	$ 10,541,800

c) Stock Options

As at March 31, 2005, the following share purchase options were outstanding

EXERCISE PRICE	NUMBER OUTSTANDING	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE
$ 0.10	160,000	1.23 years	$ 0.10	160,000
0.25	65,000	2.05 years	0.25	65,000
0.28	233,000	2.79 years	0.28	233,000
0.28	525,000	3.37 years	0.28	525,000
0.28	162,000	3.81 years	0.28	162,000
0.35	310,000	3.92 years	0.35	267,500
0.50	280,000	4.22 years	0.50	247,500
0.54	500,000	4.52 years	0.50	500,000
0.65	100,000	0.99 years	0.65	-
	2,335,000	3.48 years	$ 0.37	2,160,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2005

6.

SHARE CAPITAL (Continued)

A summary of the changes in stock options for the period ended March 31, 2005 is presented below:

		NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
	Balance, June 30, 2004	1,835,000	$ 0.30
	Granted	600,000	0.56
	Exercised	(100,000)	0.29
	Cancelled	-	-
	Balance, March 31, 2005	2,335,000	$ 0.37
d)	Share Purchase Warrants

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2004	5,091,208	$ 0.49
Issued	5,560,000	0.92
Exercised	(663,845)	0.43
Expired	(125,790)	0.40
Balance, March 31, 2005	9,861,573	$ 0.74
Share purchase warrants outstanding at March 31, 2005:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE
4,301,573	0.50	April 14, 2005
1,500,000	0.80	September 23, 2006
3,780,000	1.00	March 22, 2007
280,000	0.65	March 22, 2007
9,861,573

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2005

7.

CONTRIBUTED SURPLUS

	March 31
	2005	2004
Balance, beginning of period	$ 351,272	$ 80,695
Compensation options granted	84,794	148,354
Stock options exercised	(20,601)	-
Balance, end of year	$ 415,465	$ 229,049

8.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, GST recoverable, prepaid expenses, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

9.

RELATED PARTY TRANSACTIONS

During the nine month period ended March 31, 2005 the Company incurred $85,413 to company controlled by a director for administration and professional services; and $457,197 in geological consulting fees. Included in the accounts payables is $45,712.

10. SUBSEQUENT EVENTS

Subsequent to March 31, 2005, the Company:

1)

In May 2005, 46,000 share purchase warrants were exercised at a price of $0.50 per warrant for proceeds of $23,000.

2)

In May 2005, 202,000 stock options were exercised at a price of $0.10 to $0.35 for proceeds of $54,850.

3)

In May 2005, the Company granted 100,000 stock options exercisable at a price of $0.65 per option for a period of one year. The options will vest on a quarterly basis from the date of grant.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Nine months

Ended March 31, 2005

                                                            Form 51-102F1

Management Discussion and Analysis

The following interim management discussion and analysis is prepared as at May 11, 2005 and should be read in conjunction with the unaudited financial statements for the nine months ended March 31, 2005 and the audited annual financial statements for the year ended June 30, 2004. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The reporting and the measurement currency is in Canadian dollars.

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing renewable geothermal energy projects in Nevada where additional electrical generation capacity is needed to meet existing demand for power. The Company holds leases on three projects, Blue Mountain, Pumpernickel and Black Warrior Peak. The Company plans to develop an initial 30 megawatt geothermal power plant at Blue Mountain with the potential of having additional power capacity.

Exploration Properties

As at March 31, 2005, the Company’s exploration properties are comprised of:

1) Blue Mountain Geothermal Property - Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30 km (20 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 12 square miles from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Council (NLRC).

In September 2004, the Company a temperature gradient drilling program where eight widely-spaced holes to depths up to 1020 feet were drilled using air rotary drilling techniques. Based on the temperature gradients gradient data outside the influence of the shallow geothermal water, the inferred 200-240°C reservoir may be approximately 1500-2000 metres below surface. The high thermal gradients may be caused by hot geothermal fluid below the depths of the wells or by hot rock formations underlying the project area.

In November 2004, the Company completed the DB-2 injection well tests, five months after the last drilling operations, including new temperature and pressure logs, a flow test and a water injection test. New "equilibrated" temperatures were between 150-160 °C in the well interval between 200-585 metres depth. The 385-metre thick zone, immediately below cemented surface casing, had heated up to an average of 157 °C due either to cross flow in the hole or thermal recovery of the entire zone.

The injection results, in conjunction with the temperature results, are interpreted to indicate a shallow, 150-165 °C geothermal zone at 200-585 metres depth fed from by deeper and probably higher temperature resource. Testing of DB-2 was under the direction of Susan Petty, an experienced independent geothermal reservoir engineer with over 25 years of geothermal well testing experience. According the interpretation by Susan Petty, highly permeable zones were initially cooled by the invasion of circulation fluid during drilling operations and subsequently, temperatures have recovered to reflect the temperature of the geothermal fluids migrating within the zones.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Nine months

Ended March 31, 2005

Form 51-102F1

Water analysis results and an interpretive report received from Thermochem Laboratory & Consulting Services of Santa Rosa, California. Thermochem has specialized in geothermal geochemistry for over 20 years and is the leading geothermal laboratory in North America. According to Thermochem, waters from DB-2, DB-1, TG-9 and TG-14a show very similar chemistry and appear to represent a single parent water altered to a small degree by dilution with fresh ground water. Na-K and Na-K-Ca geothermometers commonly used to predict source water temperature are in close agreement and suggest a deep reservoir with temperatures of 200-240 °C.

In January 2005, the Company received an independent preliminary assessment of the geothermal project at Blue Mountain by GeothermEx, Inc. of Richmond California following the 2004 exploration program which included the successful discharge and injection testing of Deep Blue No.2 (DB-2) as well as an eight-hole temperature gradient drilling program.

The following description is quoted from the Executive Summary of the GeothermEx Report:

"The potential megawatt (MW) capacity of the Blue Mountain reservoir has been estimated by Monte Carlo simulation to have a minimum value of 30 MW (90% probability) and a most likely value of 47 MW. This is based on volumetric estimates of heat in place assuming an area of 5 to 8 square kilometres (2 to 3 square miles), a reservoir thickness of 350 to1,500 m, an average reservoir temperature in the range of 145 to 220 °C.”

"A discounted cash flow analysis based on a 30-MW development with a 20-year project life shows an after-tax net present value (NPV) of US$35 million and an after-tax internal rate of return (IRR) of 21%. This is based on an electricity price of 6.5 0/kWh. A production tax credit of 1.8 0/kWh treated as a simple adder to the electricity price during the first 5 years of operation for the same 30-MW development scenario yields an after-tax NPV of US$50.3 million and an after-tax IRR of 35%.”

Based on the "Preliminary Assessment of the Geothermal Project at Blue Mountain" by GeothermEx, Inc. as well as a separate evaluation of the DB-1 and -2 tests by Susan Petty (report in preparation), the Company plans to drill three, 13-inch-diameter production test wells. Well sites have already been located in the field and permitting studies are underway. Large diameter test holes will provide definitive production rate and drawdown data for the shallow geothermal reservoir. Successful test wells can be later used as production wells.

At least one hole will be drilled to 1500-1800 metres to explore for a potential geothermal reservoir having temperatures greater than 200°C as suggested by the geochemistry of geothermal fluid produced from DB-2.

2) Pumpernickel Geothermal Project – Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

On October 14, the Company announced that Inovision Solutions Inc. (ISI), a TSX-V listed company, will fund up to C$5,000,000 in exploration and development expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Nine months

Ended March 31, 2005

Form 51-102F1

In order to earn its interest, ISI must complete C$5,000,000 in project expenditures, make C$120,000 in cash payments and issue 600,000 shares to NGP over a five year period. In the first year, ISI must fund a C$400,000 work program, issue 100,000 shares and make a C$10,000 cash payment to maintain its option. NGP will be project manager.

In addition, Noramex Corp., a wholly owned US subsidiary company of NGP, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$692,272 of the total budget of US$740,340. ISI will cover Noramex s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work.

Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000. The Company started the E-Scan survey in May; results are expected in late-June to early-July.

3) Black Warrior Peak Project – Nevada

The Company continued with field investigations at the Black Warrior project during the quarter where we acquired seven square miles of private land and applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

At the Black Warrior project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in 10 wide-spaced drill holes by Phillips Petroleum in the early 1980s. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 metres, with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1,000 metres (3,000 feet) of surface.

Further information will be released as results are available.

Results of Operations

As at March 31, 2005, the Company has a net working capital of $2,256,590. The funds will be used to deepen the Deep Blue 2 (DB2) well by an additional 700 metres (2,300 feet) and maintain an aggressive market awareness program. The current net working capital is expected to carry the Company into the third quarter of 2005.

The Company incurred a net loss of $701,549 or $0.03 per share for the nine months ended March 31, 2005. This compares with a loss of $419,355 or $0.03 per share for the nine months ended March 31, 2004. The primary reason for the increased loss was higher general and administrative expenses.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Nine months

Ended March 31, 2005

Form 51-102F1

Among the more significant expenses investor relations/shareholder information costs increased by $189,175 to $248,800 (2004 - $59,625). Investor relations and shareholder information costs were higher than the comparable period as costs included Coal Harbour Communication fees, website design, advertising in the Bull & Bear, San Francisco, Toronto, Vancouver and New Orleans Gold Shows costs, Stockgroup advertising program, purchase of mailing lists, and news dissemination costs to Canada and the United States. The expenditures are broken down as follows: conventions, website and publishing $67,060; information distribution $92,438; and investor relation services $89,302.

The increase of $48,644 to $94,592 (2004 - $45,948) for consulting costs are directly attributed to the preparation of the Geothermex report and further review of the report by outside consultants. The report confirmed an initial 30MW plant is probably on the Blue Mountain site with a good probably of increasing output to 47MW with more exploration work.

Legal & accounting and regulatory & transfer agent costs increased $36,551 to $75,187 (2004 - $38,636) and $23,243 to $42,077 (2004 - $18,834) respectively, due to the costs associated with the two financings completed during the period. The Company issued a total of 5,000,000 units for gross proceeds of $3,025,000; 663,845 common shares were issued from the exercise of warrants for proceeds of $288,772; and 100,000 common shares were issued from the exercise of stocks options for proceeds of $29,000. Warrants outstanding at the end of the period stand at 9,861,573 while there are 2,235,000 employee/management stocks options outstanding of which 2,160,000 are vested.

Travel and business development costs increased $17,916 to $48,470 (2004 – 30,554) for expenses related to business travel and accommodation to various locations in regards to the financings.

Non-cash stock compensation decreased by $63,560 to $84,794 (2004 - $148,354) as fewer stock options were granted to directors, employees and consultants.

Direct resource property expenditures for the period were $1,120,330 (2004 – $75,929) not including US Department of Energy grants and joint-venture interest, including the grants and joint-venture interest, resource property expenditures were $1,398,957 (Blue Mountain - $1,254,402; Black Warrior Peak - $50,351; and Pumpernickel - $94,204) for the period.

Summary of Quarterly Results

For the quarter ended

                                Mar 05     Dec 04    Sep 04     Jun 04     Mar 04     Dec 03     Sep 03     Jun 03

                          $

       $

      $

     $

     $

    $         $           $

Net Loss                   701,549    187,894  168,245    373,490   173,007    106,735    139,614 220,298

Net loss per share      0.03

     0.01

0.01

0.02

     0.01

0.01

   0.01

      0.01

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Nine months

Ended March 31, 2005

Form 51-102F1

Related Party Transactions

During the nine month period ended March 31, 2005 the Company incurred $85,413 for administration and professional services to a company controlled by a director and $457,197 in geological consulting fees. Included in the accounts payables is $45,712.

Investor Relations

The Company engaged Coal Harbor Communications pursuant to an agreement dated November 2003 to provide corporate and investor relations activities. Currently, Coal Harbor receives a service fee of $3,500 per month plus expenses. Coal Harbor was granted 200,000 stock options after an initial three-month probationary period. The exercise price was set in February 2004 at $0.35 per share for 100,000 options and June 17, 2004 at $0.50 for another 100,000 options. The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable, every nine months after the date the options are granted. As at March 31, 2005, Coal Harbour has 160,000 options outstanding of which 135,000 are vested. The Company also retains Shelley Kirk for in-house investor relations duties.

On March 29, 2005 the Company engaged The Equicom Group Inc. ("Equicom") to provide strategic investor relations and financial communications services. Equicom provides targeted communications services to Canadian public companies across a diverse range of industries. The Company will pay Equicom a monthly retainer fee of $4,500 and will grant 100,000 options over a period of one year (subject to regulatory and Board approval) for professional services. The initial contract term is 12 months.

Liquidity

The Company does not have operations that generate cash flow. At March 31, 2005, the Company has $2,323,235 (2004 - $1,380,008) in cash on hand. At March 31, 2005, the Company had a working capital of $2,256,590 (2004 – $1,155,430). The Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, and US Department of Energy funding on certain properties. Cash on hand will be used to advance the Blue Mountain geothermal property, to fund general office and administrative costs, and acquisition of new geothermal properties.

Subsequent Events

Subsequent to March 31, 2005, the Company:

1)

In May 2005, 40,000 share purchase warrants were exercised at a price of $0.50 per warrant for proceeds of $20,000.

2)

In May 2005, 202,000 stock options were exercised at a price of $0.10 to $0.35 for proceeds of $54,850.

3)

In May 2005, the Company granted 100,000 stock options exercisable at a price of $0.65 per option for a period of one year. The options will vest on a quarterly basis from the date of grant.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Nine months

Ended March 31, 2005

Form51-102F1

Cautionary Note

This MD&A may contain “forward looking statements” that reflect Nevada Geothermal Power’s expectations and projections about its future results. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this MD&A including such forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicate herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Nevada Geothermal Power disclaims any intentions or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Drilling Resumes at Blue Mountain Geothermal Site

VANCOUVER, B.C. (May 9, 2005) – Nevada Geothermal Power Inc. (NGP) (TSXV:NGP, OTC-BB:NGLPF) today reported that the next phase of development is underway at its Blue Mountain Geothermal site, with drilling to deepen the Deep Blue 2 (DB2) well by an additional 700 metres (2,300 feet).

“We are investigating a potential deep – hotter production zone that would make Blue Mountain’s economics extremely robust,” said Brian Fairbank President and CEO. “A deep high temperature resource would allow us to use more efficient and cost effective ‘dual-flash’ technology similar to the 60MW power plant at the Dixie Valley high temperature field in Nevada. A Monte Carlo simulation by Susan Petty of Black Mountain Technology infers a minimum resource capacity of 110MW if temperatures between 220° - 250°C can be confirmed.”

According to Thermochem (February 19, 2005), Na-K and Ca-Mg water chemistry data from the latest flow test of DB-2 predicts a “likely reservoir temperature of 250°C (480°F).” With continued flow testing, DB-2 has cleaned itself out of drill fluid contamination producing “more pristine representatives of the parent reservoir water”. Correspondingly high silica geothermometers indicate that the parent geothermal reservoir water is in reasonably close proximity to the sample location.

NGP will continue feasibility work including large diameter production test well drilling of both the indicated moderate temperature resource and the deeper high temperature target. Thirteen production well sites have been surveyed and the permitting process is underway for the first three production holes. Initial l transmission line studies have been initiated.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in three properties: Blue Mountain, Pumpernickel and Black Warrior, all of which are ideally situated in Nevada. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site in 2007 subject to further resource drilling and feasibility studies.

Brian D. Fairbank, P. Eng, CEO & President is a Qualified Person under National Instrument 43-101.

Nevada Geothermal Power Inc. Brian D. Fairbank, P.Eng. President & CEO Telephone: 604-688-1553 Fascimile: 604-688-5926 Email: fairbank@nevadageothermal.com www.nevadageothermal.com	Investor Inquiries Shelly Kirk Nevada Geothermal Power Inc. Telephone: 604-633-1822 Toll Free: 866-688-0808 Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

NEVADA GEOTHERMAL POWER INC.

Retains Leading Investor Relations Firm

TSX-V :

NGP

OTC-BB:

NGLPF

March 29, 2005

Vancouver, B.C. – Nevada Geothermal Power Inc. (“NGP”) today announced that it has retained The Equicom Group Inc. (“Equicom”) to provide the Company with strategic investor relations and financial communications services. Equicom provides targeted communications services to Canadian public companies across a diverse range of industries.

Nevada Geothermal will pay Equicom a monthly retainer fee of $4,500 and will grant 100,000 options over a period of one year (subject to regulatory and Board approval) for professional services. The initial contract term is 12 months. The principals of Equicom are: Barry Hildred, President; Jason Hogan, Executive Vice President; Scott Kelly, Senior Vice President, Creative Services; and Mike Polonsky, Senior Vice President.

About Equicom

The Equicom Group is Canada’s leading Investor Relations consulting firm offering unparalleled expertise in developing and executing tailored, highly effective strategic communications programs to support their clients’ success in achieving their capital markets objectives. Headquartered in Toronto, and supported by their Montreal satellite office, Equicom offers its clients a comprehensive suite of services including: investor relations, media relations, annual report production, multimedia and web design, web casting, live event management and corporate branding. For further information, visit www.equicomgroup.com

About Nevada Geothermal Power Inc.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop an initial 30MW generating plant. NGP has acquired additional geothermal sites, starting with Pumpernickel Valley and Black Warrior located in Nevada’s “Corridor of Heat” and plans to become a leading geothermal development company.

Shelley Kirk

Investor Inquiries

Nevada Geothermal Power Inc. Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

Martti Kangas

Investor Relations

The Equicom Group Inc.

Telephone: 416-815-0700

Fax: 416-815-0080

Email: mkangas@equicomgroup.com

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553 Facsimile: 604-688-5926

Email: fairbank@intergate.ca

www.nevadageothermal.com

Shelley Kirk

Investor Inquiries

Nevada Geothermal Power Inc. Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

Martti Kangas

Investor Relations

The Equicom Group Inc.

Telephone: 416-815-0700

Fax: 416-815-0080

Email: mkangas@equicomgroup.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

NEVADA GEOTHERMAL POWER INC.
Completes $2.2 Million Financing

TSX-V :

NGP

OTC-BB:

NGLPF                                                                  March 23, 2005

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) is pleased to report that the previously announced offering of 3,500,000 units at a price of $0.65 Canadian (CDN) per unit for gross proceeds of $2,275,000 CDN has been closed. Each unit consists of one common share and one share purchase warrant (a “Unit”). One warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $1.00 per warrant share, subject to an exercise acceleration provision such that if, after six months following closing of the Offering, the closing price per NGP share on the TSX Venture Exchange is $1.35 or higher for twenty consecutive trading days, then NGP shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

Dundee Securities Corporation (“Dundee”) acted as the exclusive agent for the Offering. Dundee received an 8% commission and an option (the “Compensation Option”) to acquire 280,000 Units exercisable at $0.65 per Unit until March 23, 2007.

Proceeds realized by NGP from the private placement will be used to fund further development at the Blue Mountain, Nevada Geothermal Project, and for general working capital purposes. The securities issued under the Offering are subject to a four month hold period.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop an initial 30MW generating plant. NGP has acquired additional geothermal sites, Pumpernickel Valley and Black Warrior located in the “Corridor of Heat” to become a leading geothermal development company.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Suite 900 – 409 Granville Street, Vancover, British Columbia, Canada V6C 1T2

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Nevada Geothermal Power Inc. (the "Issuer") 900-409 Granville Street Vancouver, BC V6C 1T2

Item 2

Date of Material Change

March 22, 2005

Item 3

News Release

The news release was issued on March 23, 2005 through the facilities of CCN Matthews.

Item 4

Summary of Material Change

The Company announced that it closed a private placement in the amount of CDN $2.2 milliion.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Brian D. Fairbank, P. Eng., President & CEO, Telephone: 604-688-1553, or Shelley Kirk Telephone: 604-633-1822

DATED:

March 23, 2005

"Brian D. Fairbank"

Per: Brian D. Fairbank

President and Chief Executive Officer

Dear Investor,                                                                                       March 23, 2005

Completes $2.2 Million Financing

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) is pleased to report that the previously announced offering of 3,500,000 units at a price of $0.65 Canadian (CDN) per unit for gross proceeds of $2,275,000 CDN has been closed. Each unit consists of one common share and one share purchase warrant (a “Unit”). One warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $1.00 per warrant share, subject to an exercise acceleration provision such that if, after six months following closing of the Offering, the closing price per NGP share on the TSX Venture Exchange is $1.35 or higher for twenty consecutive trading days, then NGP shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

Dundee Securities Corporation (“Dundee”) acted as the exclusive agent for the Offering. Dundee received an 8% commission and an option (the “Compensation Option”) to acquire 280,000 Units exercisable at $0.65 per Unit until March 23, 2007.

Proceeds realized by NGP from the private placement will be used to fund further development at the Blue Mountain, Nevada Geothermal Project, and for general working capital purposes. The securities issued under the Offering are subject to a four month hold period.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop an initial 30MW generating plant. NGP has acquired additional geothermal sites, Pumpernickel Valley and Black Warrior located in the “Corridor of Heat” to become a leading geothermal development company.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

    Email: fairbank@intergate.ca www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevada Geothermal Power Inc., (the issuer) for the interim period ending December 31, 2004;

2.

 Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 1, 2005

”Brian Fairbank”

Brian Fairbank

CEO

Form 52-109FT2 - Certification of Interim Filings during Transition Period I, Jack Milligan, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.

 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevada Geothermal Power Inc., (the issuer) for the interim period ending December 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 1, 2005

_”Jack Milligan”

Jack Milligan

CFO

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended December 31, 2004

(Unaudited – Prepared by Management)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS

	December	June 30,
	31, 2004	2004
ASSETS
Current Cash	$ 834,745	$ 984,429
Accounts receivable and GST recoverable	5,398	337,788
Prepaid expenses	18,118	28,470
	858,261	1,350,687
Resource property costs (Note 3)	3,537,670	2,642,067
Investment (Note 4)	101,305	-
Equipment (Note 5)	10,778	11,018
	$ 4,508,014	$ 4,003,772
LIABILITIES Current Accounts payable	$ 236,457	$ 404,766
SHAREHOLDERS’ EQUITY Share Capital (Note 6)	8,476,349	7,474,528
Contributed Surplus (Note 7)	378,141	351,272
Deficit	(4,582,933)	(4,226,794)
	4,271,557	3,599,006
	$ 4,508,014	$ 4,003,772

Approved by the Directors:

“Brian D. Fairbank”

“Jack W. Milligan”

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Month Period Ended		Six Month Period Ended
	December 31		December 31
	2004	2003	2004	2003

EXPENSES
Administration fees	$ 19,400	$ 14,523	$ 34,618	$ 34,911
Amortization	843	607	1,514	1,214
Bank charges and interest	174	145	343	251
Consulting fees	21,482	15,550	33,302	37,617
Foreign exchange loss	11,851	(8,455)	(3,295)	(4,823)
Investor relations & shareholder information	55,070	23,958	134,819	34,049
Legal and accounting	12,998	3,835	34,088	24,937
Office and miscellaneous	12,004	5,351	15,022	10,337

Site investigation	-	-	270	-
Regulatory and transfer agent	10,465	3,545	22,147	10,409
Rent and telephone	8,006	4,212	13,900	10,400

Stock based compensation	23,736	34,784	47,473	67,752
Travel and business development	15,808	8,682	30,040	25,346
	191,837	106,737	364,241	252,400

OTHER INCOME

Interest income	(3,943)	(2)	(8,102)	(52)
Gain on disposal of shares	-	-	-	(6,000)
	(3,943)	(2)	(8,102)	(6,052)

Loss for the period	$ 187,894	$ 106,735	$ 356,139	$ 246,348

Deficit, beginning of period	4,395,039	3,573,561	4,226,794	3,433,948

Deficit, end of period	$ 4,582,933	$ 3,680,296	$ 4,582,933	$ 3,680,296

Loss per share	$ 0.01	$ 0.01	$ 0.02	$ 0.02

Weighted Average number of Shares outstanding	24,249,536	14,912,813	23,443,594	15,987,969

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Period Ended		Six Month Period Ended
	December 31		December 31
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the period	$ (187,894)	$ (106,735)	$ (356,139)	$ (246,348)
Items not affecting cash:
Stock-based compensation	23,736	34,784	47,473	67,752
Amortization	843	607	1,514	1,214
	(163,315)	(71,344)	307,152	(177,382)

Changes in non-working capital items:
Accounts receivable (Increase) decrease in amounts receivable	18,243	(3,400)	332,390	(2,220)
Prepaid expenses	6,575	-	10,352	-
Accounts payable	(347,767)	50,785	(168,309)	(39,021)

Net cash used in operating activities	(486,264)	(23,959)	(132,719)	(54,590)

INVESTING ACTIVITIES
Mineral property costs	(422,739)	(1,166)	(996,908)	(43,412)
Capital Assets	(1,274)	-	(1,274)	(3,233)

Net cash (used) received from investing activities	(424,013)	(1,166)	(998,182)	(46,645)

CASH FLOWS FROM FINANCING ACTIVITIES

Shares issued for cash, net	104,086	31,860	981,217	268,227

Net cash provided by financing activities	104,086	31,860	981,217	268,227

Change in cash and equivalents during the period	(806,191)	6,735	(149,684)	2,959

Cash and equivalents, beginning of period	$ 1,640,936	$ 8,979	$ 984,429	$ 12,755

Cash and equivalents, end of period	$ 834,745	$ 15,714	$ 834,745	$ 15,714

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable ore reserves. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As at December 31, 2004, the Company has a working capital of $621,804 and has incurred losses totalling $4,582,933.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corp, incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

b)

Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven reserves of minerals and geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

2.         SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.

d)

Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e)

Equipment

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment

30%

Office equipment

20%

f)

Stock Based Compensation

In September 2003, the CICA issued an amendment to Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in their fiscal year ended June 30, 2004 on a prospective basis in accordance with the early adoption provisions of the standard. According to the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options granted on or after July 1, 2003.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

h)

Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the period ended December 31, 2004 as the effect of potentially issuable common shares is anti-dilutive.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

j)

Foreign Currency Translation

The financial statements of the 100% owned U.S. Subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

3.   MINERAL PROPERTY COSTS

The acquisition and exploration costs of the Companys mineral properties are as follows:

	December 31
	2004	2003

Pogo Area Project – Alasak	$ -	$ 87,997
Blue Mountain Geothermal Project – Nevada	3,437,727	2,224,689
Pumpernickel Valley Geothermal Project – Nevada	54,405	575
Black Warrior Peak Geothermal Project – Nevada	45,538	-
	$ 3,537,670	$ 2,313,261

a) Pogo Area Project

During the period ended December 31, 2004, the Company sold Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company which holds the claims for the Gobi/Portal and Mojave properties, to Running Fox Resource Corp. (“RUN”). The Company received 450,000 shares of RUN with resale restrictions. Management decided due to the illiquid trading volume of RUN and the resale restrictions to value the shares received equal to the book value of the Gobi/Portal and Mojave costs incurred to date. The following costs have been incurred by the Company on the Pogo Area project:

	December 31
	2004	2003
Acquisition Issue of shares	$ -	$ -
Deferred exploration Property leases, permits and regulatory	-	-
Geological and geophysical	-	(5,761)
Costs incurred during the period	-	(5,761)
Proceeds from sale	(101,305)	-
Balance, beginning of period	101,305	93,758
Balance, end of period	$ -	$ 87,997

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

3.

MINERAL PROPERTY COSTS (Continued)

b)

Blue Mountain Geothermal Project, Nevada, U.S.A.

By an agreement dated December 13, 2002, the Company acquired 100% of the issued capital of Blue Mountain Power Company Inc. (“Blue Mountain”), a company with two common directors, by the issue of 5,500,000 common shares of the Company. The acquisition closed on July 30, 2003.

Blue Mountain (incorporated in British Columbia) owns 100% of the issued capital of Noramex Inc. (incorporated in Nevada, USA). Noramex holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the eleven square miles of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

b)

Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)

The components of the purchase price and allocation are as follows: Purchase price
5,500,000 shares issued	$ 1,705,000
100,000 shares transferred (Note 4)	31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project	383,567
$ 2,119,567
Allocation of purchase price Current assets	$ 840
Resource properties	2,175,489
Capital assets	437
Current liabilities	(57,199)
$ 2,119,567

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

3.

MINERAL PROPERTY COSTS (Continued)

The following costs have been incurred on the project (six months)

	December 31,
	2004	2003

Acquisition
Issue and transfer of shares	$ -	$ 2,176,091
Option payment	-	-
Property leases, permits and regulatory	6,017	-
	6,017	2,176,091

Deferred exploration
Assaying	13,848	-
Geological and geophysical	358,667	48,598
Drilling	554,539	-
Road maintenance	93,102	-
Camp and field supplies	91,393	-
U.S. Department of Energy grant	(184,965)	-

Costs incurred during the period	932,601	48,598
Balance, beginning of period	2,505,126	-

Balance, end of period	$ 3,437,727	$ 2,224,689

c)

PumperNickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

• 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

3.

MINERAL PROPERTY COSTS (Continued)

•

     5% of the gross proceeds of a sale of any substances in an arm’s length transaction

•

2% of the gross proceeds from the sale of or manufacture there-from of bi-products,

•

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility) Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

In addition, Noramex Corp., a wholly owned US subsidiary company of the Company, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$692,272 of the total budget of US$740,340. ISI will cover Noramex s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work.

Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

The following costs have been incurred on the project:

	December 31
	2004	2003
Acquisition
Lease payments	$ 7,966	$ -

	$ 7,966	$ -

Deferred exploration
Camp and field supplies	562	-
Geological and geophysical	10,241	-

Balance, beginning of period	35,636	-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

3.

MINERAL PROPERTY COSTS (Continued)

d) Black Warrior Peak, Nevada, U.S.A.

The Company initiated field investigations at the Black Warrior project during the quarter and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

The following costs have been incurred on the project:

	December 31
	2004	2003
Acquisition
Lease payments	$ 12,001	-

Deferred exploration
Camp costs and field supplies	2,851	-
Geological and geophysical	30,686	-

Costs incurred during the period	45,538	-
Balance, beginning of period	-	-

Balance, end of period	$ 45,538	-

4.

INVESTMENT

	December 31
	2004	2003
450,000 shares in Running Fox Resource Corp., at cost	$ 101,305	$ -

During the period the Company sold Blue Desert Mining (US) Inc. to Running Fox Resource Corp., in return the Company received 450,000 shares Running Fox with resale restrictions.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

 5.

EQUIPMENT

December 31, 2004

Computer equipment	$ 23,851
Office equipment	10,701
34,562
Accumulated depreciation	23,784

Net book value	$ 10,778

6.

SHARE CAPITAL

a)  Authorized:

100,000,000 common shares – no par value

  25,000,000 first preferred shares – no par value

  25,000,000 second preferred shares – no par value

b)  Common Shares Issued:

	SHARES	AMOUNT

Balance, June 30, 2004	22,189,084	$ 7,474,528

For cash
Private placement, net of financing costs	1,500,000	687,947
Options exercised	100,000	29,000
Warrants exercised	614,845	264,272
Options exercised – stock option valuation	-	20,602

Balance, December 31, 2004	24,403,929	$ 8,476,349

c)  Stock options

As at December 31, 2004, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE
$ 0.10	160,000	1.47 years	$ 0.10	160,000
0.25	65,000	2.29 years	0.25	65,000
0.28	233,000	3.04 years	0.28	233,000
0.28	525,000	3.62 years	0.28	525,000
0.28	162,000	4.06 years	0.28	162,000
0.35	310,000	4.16 years	0.35	267,500
0.50	280,000	4.46 years	0.50	215,000
0.54	500,000	4.76 years	0.50	500,000
	2,235,000	3.83 years	$ 0.36	2,127,500

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

6.

SHARE CAPITAL (continued)

A summary of the changes in stock options for the period ended December 31, 2004 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2004	1,835,000	$ 0.30
Granted	500,000	0.54
Exercised	(100,000)	0.29
Cancelled	-	-
Balance, December 31, 2004	2,235,000	$ 0.36

d) Share Purchase Warrants

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2004	5,091,208	$ 0.49
Issued	1,500,000	0.80
Exercised	(614,845)	0.45
Expired	(125,790)	0.40
Balance, December 31, 2004	5,850,573	0.58

d) Share Purchase Warrants (Continued)

Share purchase warrants outstanding at December 31, 2004:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE
4,350,573	0.50	April 14, 2005
1,500,000	0.80	September 23, 2006
5,850,573

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

7.

CONTRIBUTED SURPLUS

	December 31
	2004	2003
Balance, beginning of period	$ 351,272	$ 80,695
Compensation options granted	47,473	67,752
Stock options exercised	(20,602)	-
Balance, end of year	$ 378,143	$ 148,447

8.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, GST recoverable, prepaid expenses, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

9.

RELATED PARTY TRANSACTIONS

During the six month period ended December 31, 2004 the Company incurred $53,938 company controlled by a director for administration and professional services; and $374,178 in geological consulting fees. Included in the accounts payables is $137,474.

10.

SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

i)

issued 49,000 common shares from the exercise of share purchase warrants at a price of $0.50.

ii)

the Company reported a brokered private placement for up to 3,500,000 units at a price of $0.65 per unit to raise gross proceeds of up to $2,275,000 (the "Offering").

Each unit will consist of one common share and one share purchase warrant (a "Unit"). One warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of $1.00 per warrant share, subject to an exercise acceleration provision such that if, after six months following closing of the Offering, the closing price per share on the TSX Venture Exchange is $1.35 or higher for twenty consecutive trading days, then the Company shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2004

The Company has appointed Dundee Securities Corporation ("Dundee") to act as its exclusive agent for the Offering. Dundee will receive an 8% commission and will be granted an option (the "Compensation Option") to acquire that number of Units that is equal to 8% of the number of Units issued under the Offering. The Compensation Option shall be exercisable at the offering price of the Units for a period of 24 months following closing of the Offering. Dundee shall also have the right of first refusal to lead and manage all equity offerings by NGP and to act as its financial advisor in the event of a sale, merger, amalgamation, arrangement, reorganization or other similar transaction for a period of 18 months following closing of the Offering.

If all of the Units are sold the net proceeds to be realized by Nevada Geothermal from the private placement will be $2,043,000, which shall be used to fund further development at the Blue Mountain, Nevada geothermal project, and for general working capital. The securities to be issued under the Offering shall be subject to a four month hold period, and the Offering is subject to the acceptance of the TSX Venture Exchange.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended December 31, 2004

Form 51-102F1

Management Discussion and Analysis

The following interim management discussion and analysis is prepared as at February 18, 2005 and should be read in conjunction with the unaudited financial statements for the six months ended December 31, 2004 and the audited annual financial statements for the year ended June 30, 2004. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The reporting and the measurement currency is in Canadian dollars.

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing renewable geothermal energy projects in Nevada where additional electrical generation capacity is needed to meet existing demand for power. The Company holds leases on three projects, Blue Mountain, Pumpernickel and Black Warrior Peak. The Company plans to develop an initial 30 megawatt geothermal power plant at Blue Mountain with the potential of having additional power capacity.

Results of Operations

As at December 31, 2004, the Company has a net working capital of $621,804. The funds will be used to complete a radon survey on Blue Mountain and maintain a market awareness program. The current net working capital is expected to carry the Company into the second quarter of 2005. Working capital on hand does not include the market value of Running Fox Resource shares as they not freely tradable.

The Company incurred a net loss of $356,139 (2004 – $246,348) for the six months ended December 31, 2004. Among the more significant expenses are legal and audit fees of $34,088 (2004 - $24,937); consulting fees of $33,302 (2004 - $37,617); administration fees of $34,618 (2004 - $34,911); office and sundry costs of $15,022 (2004 - $10,337); rent and telephone costs of $13,900 (2004 - $10,400); regulatory and transfer agent fees of $22,147 (2004 - $10,409); stock based compensation of $47,473 (2003 – $67,752); travel and related costs of $30,040 (2004 - $25,346); and investor relations-shareholder information costs of $134,819 (2004 – $34,049). Direct resource property expenditures for the period were $996,908 (2004 – $43,412) not including US Department of Energy grants, including the grants resource property expenditures were $1,181,873 (Blue Mountain - $1,117,566; Black Warrior - $45,538; and PumperNickel Valley - $18,769) on exploration for the period. Investor relations and shareholder information costs were higher than the comparable period as costs included Coal Harbour Communication fees, website design, advertising in the Bull & Bear, San Francisco, Toronto, Vancouver and New Orleans Gold Shows costs, Stockgroup advertising program, purchase of mailing lists, and news dissemination costs to Canada and the United States.

The Company completed the sale of Blue Desert Mining (US) Inc. to Running Fox Resource Corp. on August 27, 2004. Blue Desert Mining (US) Inc. owns mineral interests at both the Portal/Gobi and Mohave claims in Alaska, Nevada Geothermal received 450,000 common shares of Running Fox.

The Company received from Running Fox, four certificates with resale restrictions as follows:

100,000 shares with a 6-month transfer restriction legend expiring March 1, 2005;

100,000 shares with a 12-month transfer restriction legend expiring September 1, 2005;

100,000 shares with an 18-month transfer restriction legend expiring March 1, 2006;

150,000 shares with a 24 month transfer restriction legend expiring September 1, 2006.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended December 31, 2004

Form 51-102F1

During the six month period, the Company issued 1,500,000 shares via private placement for net proceeds of $687,947, 614,845 common shares from the exercise of warrants for proceeds of $264,272, and 100,000 common shares from the exercise of stocks options for proceeds of $29,000. Warrants outstanding at the end of the period stand at 5,850,573 while there are 2,235,000 employee/management stocks options outstanding of which 2,127,500 are vested.

Related Party Transactions

During the six month period ended December 31, 2004 the Company incurred $53,938 company controlled by a director for administration and professional services; and $374,178 in geological consulting fees. Included in the accounts payables is $137,474.

Investor Relations

The Company engaged Coal Harbor Communications pursuant to an agreement dated November 2003 to provide corporate and investor relations activities. Under the terms of the agreement, Coal Harbor receives a service fee of $5,000 per month plus expenses. Coal Harbor was granted 200,000 stock options after an initial three-month probationary period. The exercise price was set in February 2004 at $0.35 per share for 100,000 options and June 17, 2004 at $0.50 for another 100,000 options. The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable, every three months after the date the options are granted. Both parties have agreed to a service fee of $3,000 plus expenses per month beginning in December. The Company also retains Shelley Kirk for in-house investor relations duties.

Exploration Properties

As at December 31, 2004, the Company’s exploration properties are comprised of:

1) Blue Mountain Geothermal Property – Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30 km (20 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 12 square miles from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Council (NLRC).

The Company plans to develop at the Blue Mountain Geothermal site an initial 30 megawatt geothermal power plant with the potential of having additional power capacity. The Company conducted further testing of its successful Deep Blue No. 2 (DB2) in the fall of 2004; flow and injection tests conducted indicate good permeability through the high temperature zone. Eight temperature gradient holes drilled in 2004 increased the known aerial extent of the shallow temperature anomaly outward to cover 10 square kilometres. The size of the zone is still open to further expansion. Geothermal water chemistry of samples collected from DB-2 and from five of the gradient wells is encouraging for the future development potential of Blue Mountain.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended December 31, 2004

Form 51-102F1

1)

PumperNickel Valley Geothermal Project – Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

On October 14, the Company announced that Inovision Solutions Inc. (ISI), a TSX-V listed company, will fund up to C$5,000,000 in exploration and development expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest. In order to earn its interest, ISI must complete C$5,000,000 in project expenditures, make C$120,000 in cash payments and issue 600,000 shares to NGP over a five year period. In the first year, ISI must fund a C$400,000 work program, issue 100,000 shares and make a C$10,000 cash payment to maintain its option. NGP will be project manager.

In addition, Noramex Corp., a wholly owned US subsidiary company of NGP, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$692,272 of the total budget of US$740,340. ISI will cover Noramex s cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work.

Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

2)

Black Warrior Peak Project – Nevada

The Company initiated field investigations at the Black Warrior project during the quarter and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

At the Black Warrior project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in 10 wide-spaced drill holes by Phillips Petroleum in the early 1980s. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 metres, with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1,000 metres (3,000 feet) of surface.

The Company has initiated field investigations at the Black Warrior project. The geology and regional fault structures appear to permit deep-circulating groundwater to be heated by anomalously high rock formation temperatures. Further information will be released as results are available.

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended December 31, 2004

Form 51-102F1

For the quarter ended	Dec 04 $	Sep 04 $	Jun 04 $	Mar 04 $	Dec 03 $	Sep 03 $	Jun 03 $	Mar 03 $

Net Loss	187,894	168,245	373,490	173,007	106,735	139,614	220,298	108,121
Net loss per share	0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.03

Liquidity

The Company does not have operations that generate cash flow. At December 31, 2004, the Company had $834,745 (2004 - $15,714) in cash on hand. At December 31, 2004, the Company had a working capital of $621,804 (2004 – ($139,040)). The Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, and US Department of Energy funding on certain properties. Cash on hand will be used to advance the Blue Mountain geothermal property, to fund general office and administrative costs, and acquisition of new geothermal properties.

Subsequent Events

Subsequent to December 31, 2004, the Company:

i)

issued 49,000 common shares from the exercise of share purchase warrants at a price of         $0.50.

ii)

the Company reported a brokered private placement for up to 3,500,000 units at a price of $0.65 per unit to raise gross proceeds of up to $2,275,000 (the "Offering").

Each unit will consist of one common share and one share purchase warrant (a "Unit"). One warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of $1.00 per warrant share, subject to an exercise acceleration provision such that if, after six months following closing of the Offering, the closing price per share on the TSX Venture Exchange is $1.35 or higher for twenty consecutive trading days, then the Company shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

The Company has appointed Dundee Securities Corporation ("Dundee") to act as its exclusive agent for the Offering. Dundee will receive an 8% commission and will be granted an option (the "Compensation Option") to acquire that number of Units that is equal to 8% of the number of Units issued under the Offering. The Compensation Option shall be exercisable at the offering price of the Units for a period of 24 months following closing of the Offering. Dundee shall also have the right of first refusal to lead and manage all equity offerings by NGP and to act as its financial advisor in the event of a sale, merger, amalgamation, arrangement, reorganization or other similar transaction for a period of 18 months following closing of the Offering.

If all of the Units are sold the net proceeds to be realized by Nevada Geothermal from

NEVADA GEOTHERMAL POWER INC.

Quarterly Report For the Three Months

Ended December 31, 2004

                                                            Form 51-102F1

the private placement will be $2,043,000, which shall be used to fund further development at the Blue Mountain, Nevada geothermal project, and for general working capital. The securities to be issued under the Offering shall be subject to a four month hold period, and the Offering is subject to the acceptance of the TSX Venture Exchange.

This MD&A may contain “forward looking statements” that reflect Nevada Geothermal Power’s expectations and projections about its future results. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this MD&A including such forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicate herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Nevada Geothermal Power disclaims any intentions or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEVADA GEOTHERMAL POWER INC.
Brokered Private Placement

TSX-V :

NGP

OTC-BB:

NGLPF

January 19, 2005

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) reported that it will proceed with a brokered private placement for up to 3,500,000 units at a price of $0.65 per unit to raise gross proceeds of up to $2,275,000 (the “Offering”).

Each unit will consist of one common share and one share purchase warrant (a “Unit”). One warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of $1.00 per warrant share, subject to an exercise acceleration provision such that if, after six months following closing of the Offering, the closing price per NGP share on the TSX Venture Exchange is $1.35 or higher for twenty consecutive trading days, then NGP shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

NGP has appointed Dundee Securities Corporation (“Dundee”) to act as its exclusive agent for the Offering. Dundee will receive an 8% commission and will be granted an option (the “Compensation Option”) to acquire that number of Units that is equal to 8% of the number of Units issued under the Offering. The Compensation Option shall be exercisable at the offering price of the Units for a period of 24 months following closing of the Offering. Dundee shall also have the right of first refusal to lead and manage all equity offerings by NGP and to act as its financial advisor in the event of a sale, merger, amalgamation, arrangement, reorganization or other similar transaction for a period of 18 months following closing of the Offering.

If all of the Units are sold the net proceeds to be realized by NGP from the private placement will be $2,043,000, which shall be used to fund further development at the Blue Mountain, Nevada geothermal project, and for general working capital. The securities to be issued under the Offering shall be subject to a four month hold period, and the Offering is subject to the acceptance of the TSX Venture Exchange.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop a 30MW generating plant. NGP intends to acquire additional geothermal sites, starting with Pumpernickel Valley and Black Warrior located in the “Corridor of Heat” to become a leading geothermal development company.

Nevada Geothermal Power Inc.                                        Investor Inquiries

Brian Fairbank, P. Eng.                                                     Shelly Kirk

President & CEO                                                               Nevada Geothermal

Telephone: 604-688-1553                                                 Telephone: 604-633-1822

Fascimile: 604-688-5926                                                   Toll Free: 866-688-0808

    Email:fairbank@intergate.ca                                             Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

NEVADA GEOTHERMAL POWER INC.

Releases GeothermEx Report on Blue Mountain

Trading Symbol:

TSX-V:  NGP

January 13, 2005 OTC-BB:   NGLPF,

Vancouver, B.C. –Nevada Geotherm al Power Inc. (NGP) is pleased to report the results of an independent preliminary assessment of the geothermal project at Blue Mountain by GeothermEx, Inc. of Richmond California following the 2004 exploration program which included the successful discharge and injection testing of Deep Blue No.2 (DB-2) as well as an eight-hole temperature gradient drilling program.

The following description is quoted from the Executive Summary of the GeothermEx Report:

"“The Blue Mountain thermal anomaly was initially discovered by gold exploration drilling in the 1980s and 1990s. Noramex (a subsidiary of Nevada Geothermal Power) holds approximately 31 square kilometers (12 square miles) of geothermal leases in the area of the thermal anomaly.

"“Since 1996, Noramex has drilled 12 shallow mineral exploration holes (generally <150 m) from which the first accurate thermal gradients were obtained; 8 thermal gradient holes (typically 200 – 300 m); and 2 deeper slim geothermal test wells (to 671 m and 1,128 m). This drilling has confirmed the area of the thermal anomaly to be in the range of 5 to 8 square kilometres (2 to 3 square miles), with measured temperatures of up to 168°C at depths in the range of 500 to 700 meters.

"“A conceptual model of the field indicates that the source fluid for the zones penetrated at 160°C+ has migrated up near-vertical fractures in the project area and is feeding plumes of hot water that spread laterally to the NW , W and SW . Geochemical data indicate that the source temperature of the geothermal fluid is probably in the range of 200 to 220°C. “

"“The deepest core hole (DB-2) is the only well that has shown a temperature reversal.

This well provides the basis for a minimum reservoir thickness of 350 meters. This estimate is considered pessimistic because it accounts for just the thickness of an outflow plume, not the zone of upwelling. A reasonable value for the maximum thickness of the reservoir can be estimated by comparison to well-defined geothermal fields in similar geologic settings. A group of eleven such fields had thicknesses in the range of about 600 m to 1,500 m.

"“The potential megawatt (MW )capacity of the Blue Mountain reservoir has been estimated by Monte Carlo simulation to have a minimum value of 30 MW (90% probability) and a most likely value of 47 MW . This is based on volumetric estimates of heat in place assuming an area of 5 to 8 square kilometers (2 to 3 square miles), a reservoir thickness of 350 to1,500 m, an average reservoir temperature in the range of 145 to 220 °C.

"“A discounted cash flow analysis based on a 30-MW development with a 20-year project life shows an after-tax net present value (NPV) of US$35 million and an after-tax internal rate of return (IRR) of 21% . This is based on an electricity price of 6.5 ¢/kW h. A production tax credit of 1.8 ¢/kW h treated as a simple adder to the electricity price during the first 5 years of operation for the same 30-MW development scenario yields an after-tax NPV of US$50.3 million and an after-tax IRR of 35%.

"“A discounted cash flow analysis for the 47-MW most likely potential energy reserve has not been attempted because drawdown characteristics at higher production rates need to be established by further testing in large-diameter wells.”

The capital cost for the 30 MW plant, well field and power grid interconnection is estimated at US$73 million, reflecting current high steel and drilling costs. GeothermEx’s cash flow model incorporates an 80/20 debt/equity financing ratio. The base-case US$35 million NPV is after the equity component of US$15 million and debt of US$58 million with interest are paid back.

GeothermEx clarifies that "“the cash flow models incorporate parameters that cannot yet be estimated with certainty and therefore they represent only a preliminary estimate as to the value of the Blue Mountain Project.” " and that "“drilling and testing of large diameter wells in the identified reservoir at Blue Mountain will be needed to define appropriate parameters for higher output cases.”

Based on the "“Preliminary Assessment of the Geothermal Project at Blue Mountain” " by GeothermEx, Inc. as well as a separate evaluation of the DB-1 and -2 tests by Black Mountain Technology (report in preparation), NGP plans to drill three, 13-inch-diameter production test wells. Well sites have already been located in the field and permitting studies are underway. Large diameter test holes will provide definitive production rate and drawdown data for the shallow geothermal reservoir. Successful test wells can be later used as production wells.

At least one hole will be drilled to 1500-1800 metres to explore for a potential geothermal reservoir having temperatures greater than 200°C as suggested by the geochemistry of geothermal fluid produced from DB-2.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP intends to acquire additional geothermal sites, starting with Pumpernickel Valley and Black Warrior located in the "“Corridor of Heat” " to become a leading geothermal development company. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop a 30MW generating plant.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 900 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "“estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statement